P.O. Box 982 El Paso, Texas 79960-0982 (915) 543-5711

September 14, 2010

VIA EDGAR AND FACSIMILE

Robert Errett

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	El Paso Electric Company
Letter dated August 17, 2010
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 001-14206

Dear Mr. Errett:

El Paso Electric Company (the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2010, with respect to the above referenced filings (the “Reports”).

In this letter, we have set forth the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

This letter has been read by our independent registered public accounting firm, KPMG LLP, and our outside corporate counsel, Davis Polk & Wardwell. Capitalized terms used in this response that are not otherwise defined shall have the respective meanings given them in the Reports.

Securities and Exchange Commission

September 14, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1.	Please change the Commission file number to 1-14206. Also make this revision on your Forms 10-Qs.

Response: The Company acknowledges the Staff’s comment, notes that Commission file number 1-14206 was used for the Company’s June 30, 2010 Form 10-Q, and confirms that it will be used for future filings.

Item 1A. Risk Factors, page 26

We May Not Be Able To Recover All Costs of New Generation, page 26

2.	You state that you have risks associated with obtaining additional financing for Newman Unit 5 at reasonable rates. Please expand this risk factor to discuss those risks and the underlying cause for those risks and how your inability to obtain financing at reasonable rates will affect your operations and liquidity, if at all.

Response: In our next filing on Form 10-Q, we will supplement the Risk Factor entitled “We May Not Be Able to Recover All Costs of New Generation” by adding the following paragraph:

“The availability of additional financing for Newman Unit 5 and other future generation facilities will depend on the condition of credit markets at the time that financing is sought, as well as on the Company’s credit ratings and operating results at that time. Our liquidity could be impacted if future capital market conditions limit the amount of long-term debt that we can obtain or if the issuance of long-term debt is deferred until more favorable market conditions prevail. An increase in the cost of borrowing could have an adverse effect on our operating results until the higher borrowing costs can be reflected in regulated rates.”

Item 7. Management’s Discussion and Analysis of Financial Condition, page 37

3.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that as of July 1, 2010 you are now sharing 90% of your off-system sales with customers from New Mexico and Texas instead of 25%. If material, please discuss the impact that this change will have on your financial condition, operations and liquidity.

Response: At the time of filing, the Company believed that the recently settled New Mexico rate case (NMPRC Case No. 09-00171-UT) and the then on-going Texas rate case (PUCT Docket No. 37690) would lead to regulated rates that would provide the Company a reasonable opportunity to recover our costs and earn a reasonable rate of return on our invested capital. The change in the allocation of off-system sales margins effective July 1, 2010 was a single component of the settlements

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September 14, 2010

of the Company’s Texas and New Mexico rate cases. As a result, the Company does not believe the change in the allocation of the off-system sales margin, when viewed in the broader context of the recent New Mexico and Texas rate cases, will have a material impact on the Company’s financial condition, operations, and liquidity.

Liquidity and Capital Resources, page 51

4.	You indicate that you continue to evaluate your funding requirements related to your retirement plans, other postretirement benefit plans and decommissioning trust funds. We note that in Note L to your financial statements that your noncurrent liabilities related to your benefit plans changed from $(20,156) to $(60,804) from 2008 to 2009. If material, please discuss in this section how this change has affected or will affect your liquidity.

Response: The increase in the noncurrent liabilities related to the benefit plans from 2008 to 2009 primarily resulted from the actual return on plan assets being less than the expected long-term return on plan assets and lower discount rates used to calculate the benefit plan liabilities. Based on the actuarial assumptions used and the funding options available to the Company, this increase in noncurrent liabilities is not expected to materially impact the Company’s liquidity. Note L to the Company’s financial statements states that the “Company expects to contribute $10.2 million to its retirement plans in 2010, although the Company has no minimum funding requirements for the Retirement Plan.” In future filings, the Company will add this information to the “Liquidity and Capital Resources” section of Item 7. The Company notes that this amount is also included in the “contractual obligation” table on page 53 of the 2009 Form 10-K and was discussed in footnote (6) to that table.

Index to Exhibits, page 133

5.	It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.38 “Credit Agreement dated as of April 11, 2006…” Please refile the complete credit agreement, including all schedules and exhibits with your next periodic report.

Response: The Company acknowledges the Staff’s comments and confirms that it will file a complete copy of the Credit Agreement dated as of April 11, 2006 (the “Credit Agreement”), including the exhibits and schedules thereto, with its next Report on Form 10-Q.

Signatures, page 146

6.	Although the signature page reflects that your principal financial officer has signed the form, you should also reflect that your principal accounting officer or controller has signed your Form 10-K. Please identify the person who performs this function and confirm that this person has signed the Form 10-K in such capacity. Please refer to General Instruction D(2)(a) of Form 10-K.

Response: We confirm that David G. Carpenter signed the Form 10-K as both the principal financial officer and principal accounting officer.

Securities and Exchange Commission

September 14, 2010

Definitive Proxy Statement Schedule 14A

Nominees and Directors of the Company, page 4

7.	For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business structure. We note your general disclosure on pages 2 and 3 regarding the factors that you consider to be important characteristics of your board. Please refer to Item 401(e) of Regulation S-K.

Response: The Company respectfully advises the Staff that we believe our disclosure identifies the specific experience, qualifications, attributes or skills for each person in accordance with Item 401(e). In particular, in the bullet points at the bottom of page 3 of our proxy statement (copied below), we identified the specific qualities that we believe are important to the Company and identified each director who provides those skills, as well as their particular industry and/or professional experience and, in certain cases, residence in the Company’s service territory (which is important for electric utilities). The Company believes that its disclosure reflects the Nominating Committee’s actual consideration of the strengths and contributions of Board members, which focuses on the needs of the Board and the Company rather than on any particular person. Please see the following disclosure on page 3 of our proxy statement:

•

experience in a broad range of occupations and industries which provides differing viewpoints and expertise relating to execution of the Company’s business plan. These include consumer retail and marketing (Ms. Holland-Branch, Mr. Brown), telecommunications (Mr. Cicconi), regulated financial (Messrs. Parks, Heitz, Harris, Wertheimer, Siegel and Yamarone), regulated utility (Mr. Shockley), non-profit and technology (Ms. Allen) and legal (Messrs. Cicconi, Heitz and Siegel);

•

experience in corporate restructuring and finance (Messrs. Harris, Parks, Siegel, Wertheimer, Yamarone and Brown), which has been important in restoring the Company’s financial condition and will be critical as the Company accesses public and private sources of capital in the future;

•	geographic presence in or knowledge of the communities and constituencies served by the Company in El Paso (Ms. Holland-Branch and Mr. Brown) and New Mexico (Ms. Allen); and

•

significant substantive experience in areas applicable to service on the Board’s committees, including corporate financial management and accounting (Messrs. Yamarone and Parks), governmental affairs (Ms. Holland-Branch and Messrs. Brown and Cicconi), utility operations (Messrs. Shockley and Stevens), corporate governance (Messrs. Harris, Heitz and Wertheimer), and strategic planning (Ms. Allen and Messrs. Parks and Siegel).

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September 14, 2010

Board’s Role in Risk Oversight, page 9

8.	We note your disclosure in the penultimate paragraph on page 9 in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach the conclusion that disclosure is not necessary.

Response: In early 2010, at the request of the Compensation Committee, management conducted a review of the long-term and short-term incentive plans, as well as all commission and productivity-based/variable compensation programs for Company employees. Management then reviewed its findings with the Compensation Committee, at which time the members of the Compensation Committee had an opportunity to ask questions and review the results in executive session.

This analysis included a review of the different components of our compensation program for all employees, participant information, plan administrative oversight and design features. Generally all employees participate in the same type of compensation programs, except that our equity program is available to officers. The three primary components are (i) base pay; (ii) annual cash bonus plan based on financial results and operational performance; and (iii) equity awards for officers (currently restricted and performance shares with three-year vesting). We also provide a benefit package that we believe is typical for our industry consisting of a defined benefit pension plan, a 401(k) plan and insurance benefits. The Compensation Committee may also decide to award discretionary cash bonuses or stock awards for overall performance.

Management and the Compensation Committee looked at the consistent structure of our compensation program, which does not vary by business unit or function or by profitability of any particular business unit or functions. In addition, our revenues are rate regulated and do not vary based on marketing efforts of our employees (except in one business unit, but employees in that unit do not earn bonuses or commissions tied to sales or profitability of that unit).

This review also found that our approach to compensation, using a mix of cash and equity and annual and long-term incentives, as well as multiple performance metrics, balanced out incentives to mitigate any inclination to take unnecessary risks. For example, our incentive programs focus on both annual and long-term results, and the cash payments focus on overall financial results (certified by outside auditors) and operational performance. Our equity awards have multi-year vesting in addition to having performance criteria.

We also found that our compensation programs did not provide incentive for employees to take excessive or inappropriate actions relating to the material risk factors identified in the Company’s Form 10-K. In particular:

•	none of the compensation components provide any incentive for employees to take unnecessary risks related to these factors;

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September 14, 2010

•	the bonus program does not directly reward specific high-risk conduct such as sales performance or short-term departmental profits;

•

the compensation program is designed to encourage overall Company performance by linking a portion of compensation to the financial results and operating performance of the Company as a whole and, with respect to equity compensation, to motivate officers to achieve the Company’s business strategy and focus on long-term shareholder return; and

•	regulatory compliance will be taken into effect in the bonus calculation beginning in 2010.

Based on this analysis, review and discussion, the Compensation Committee made the conclusion referred to in Item 402(s) of Regulation S-K that these policies are not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Process, page 17

9.	We note that you discussed the scope of Hewitt’s assignment. Please describe the material elements of the instructions or directions given to Hewitt with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and will make enhanced disclosures in future filings consistent with the following:

The Compensation Committee has engaged its compensation consultant to provide perspective on external practices within the utility industry. This includes the following:

•	Preparing industry benchmark data on compensation, including annual salary, annual incentives, long-term incentives, other benefits, total compensation and pay mix.

•

Preparing industry data related to specific assignments requested by the Compensation Committee from time to time, particularly when the Compensation Committee is considering hiring or promoting officers or otherwise considering a one-time special compensation award.

•	Reviewing and providing feedback on executive compensation proposals and any short- or long-term incentive compensation plan design changes, if applicable, relative to industry practices.

•	Preparing regular updates for the Compensation Committee on compensation trends, prevailing practices, and new legislative and regulatory developments.

The consultant regularly attends meetings of the Compensation Committee and, if requested by the Compensation Committee, attends its executive sessions. Additionally, members of the

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September 14, 2010

Compensation Committee may have discussions with the consultant between meetings as specific questions arise.

10.	We note that you paid Hewitt $250,715 for services unrelated to executive officer compensation. Please also disclose the aggregate fees for determining or recommending the amount or form of executive officer and director compensation. Also clarify whether the decision to engage Hewitt for the other services was made, or recommended, by management, and whether the Committee or the board approved such other services of Hewitt. Please refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Response: Upon further review of Hewitt’s work for the Compensation Committee and the Company, the Company has determined that the $250,715 in fees represented Hewitt’s review of the total compensation program for the executive officers. Hewitt also provided the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions related to the executive officers. The fees for the other services provided directly to the Company by Hewitt in 2009, which related to market analysis and job evaluation of non-officer staff positions, resulted in fees of less than $50,000.

The decision to engage Hewitt for its additional services was made by management because of Hewitt’s familiarity with the Company’s compensation programs. Neither the Compensation Committee nor the Board of Directors approved the services in advance, but reviewed the nature and scope of its additional services in determining that the engagement did not hinder Hewitt’s ability to give objective advice to the Compensation Committee. The Compensation Committee is considering a policy under which in the future any consultant engaged by the Committee will not be engaged to do other work for the Company.

The Company will make enhanced disclosures in future filings to the extent applicable.

11.	We note your disclosure that the Committee reviews tally sheets which sets forth the total compensation, equity holdings and accrued retirement benefits for each executive officer. Please describe how this information impacted the Committee’s decision on compensation awards.

Response: The Compensation Committee reviews the tally sheets at least annually because it believes that it is consistent with best practices to have all relevant financial information in front of them when reviewing executive compensation matters. The tally sheets are designed to inform the process, but the Compensation Committee cannot isolate the impact of any one piece of data. To the extent the tally sheets have an identifiable impact on the Compensation Committee’s decisions in the future, the Company confirms that it will disclose how they impact such decisions.

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Base Salary, page 18

12.	You state that the Committee considers an executive’s responsibility level, experience and individual performance. Please describe the individual performance factors that the Committee considers when setting executive salaries.

Response: No specific individual performance factors had a material impact on executive salaries for fiscal 2009. Individual performance factors include expertise, accomplishments and managerial capability. The Compensation Committee targets base salaries for executives at the 50th percentile of a group of comparable companies. The primary factor in deviation from the 50th percentile is experience. To the extent specific individual performance factors result in a material deviation from the Compensation Committee’s targeted level of base salary for any named executive officer, the Company will make enhanced disclosure in future filings.

Annual Cash Bonus Plan, page 18

13.	Please disclose the actual EPS achieved in fiscal 2009 and disclose whether this measure was adjusted. Also describe in greater detail how you establish the target and measure the achievement of your safety and customer satisfaction goals.

Response: The actual EPS achieved in fiscal 2009 was $1.50. This result was adjusted to remove effects of unrealized losses incurred on equity investments in our nuclear decommissioning trusts, resulting in EPS for purposes of calculating the annual cash bonus of $1.51 (which was the maximum level). This adjustment was made because these losses were largely based on the overall fluctuation/decline in the equity markets and the Committee believed they were largely out of the control of the management team and employees and, therefore, not a true measure of management and employee performance. The Compensation Committee made this adjustment at the time the financial targets were established in February 2009 due to uncertainty in the equity markets.

The safety goals (representing 5% of the annual cash bonus) consist of the following three categories: (i) lost time incidence rate (60% of the safety goal), (ii) vehicle accident frequency rate (25% of the safety goal); and (iii) medical/first aid incidence rate (15% of the safety goal). All three components of the safety goals are based on internal statistics. The target goal for each category is obtained using the best single-year performance in the past five years. The lost time incidence rate and the medical/first aid incidence rate are calculated by applying the number of respective incidents to total hours worked by employees. The vehicle accident frequency rate is determined by applying the number of chargeable vehicle accidents to total miles driven.

The customer satisfaction goal (25% of the annual cash bonus) is to increase customer satisfaction to a level of customer loyalty. Customer loyalty is defined as the point where, given a chance, a customer is less likely to switch to a competitor. The establishment and measurement of the customer satisfaction goal is based on annual customer surveys designed and performed by a third-party marketing organization. Survey responses are provided by a combination of customer classes and

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are weighted as follows: (i) 50% for residential customers, (ii) 25% for small commercial customers, and (iii) 25% for large commercial customers.

The Company will make enhanced disclosures in future filings consistent with the above.

Long-Term Equity Incentives, page 19

14.	You indicate that you awarded Mr. Stevens 7,325 shares in recognition of his performance in 2009. Please discuss the aspects of his individual performance that led to the award and how you determined the amount of the award.

Response: The amount of this award was determined after consultation by the Compensation Committee with the Chairman of the Board, who serves as the Board’s primary liaison with the CEO, and other members of the Board of Directors. The Committee’s compensation consultant provided benchmarking data, and the Compensation Committee also weighed the amount (representing an initial value of approximately $150,000) against Mr. Stevens’ total compensation package (including other outstanding equity awards) as well as past practices by the Company. Restricted stock subject to vesting over time was chosen in part because of its retentive value. The reason for the award was to recognize the Company’s performance under Mr. Stevens’ direction in a number of different areas, such as long-term planning and construction of additional generating capacity. However, the most important factor in the decision to make a special award was the Compensation Committee’s subjective view of the strong new sense of leadership and direction Mr. Stevens had brought to the Company since his hiring in 2008, including his upgrading of the senior executive team with new hires. Prior to Mr. Stevens’ arrival, the Company had two CEOs with relatively short tenures and the Board believed that the stability provided by Mr. Stevens should be recognized. Therefore, the Compensation Committee and the Board felt it appropriate to recognize and reward this performance, which it believed had benefited the Company’s shareholders and enhanced the Company’s potential long-term value.

The Company will make enhanced disclosures in future filings in the event of future special awards.

15.	Since the award to Mr. Stevens appears to be discretionary in nature, please also discuss the Committee’s discretionary authority to grant compensation absent the attainment of pre-established performance factors. Please also apply this comment to your disclosure regarding your Annual Cash Bonus Plan.

Response: The Compensation Committee has full authority to determine executive compensation, including the authority to determine targets for annual bonus awards and to grant regular equity awards, but also to make discretionary awards and to make adjustments the Company’s Annual Cash Bonus Plan (such as the adjustment of the EPS target as described in the response to Question 13). The Compensation Committee believes it is important to retain the discretion to reward exceptional performance or special situations. In the particular case of Mr. Stevens’ equity award, the Compensation Committee reviewed the award with other members of the Board of Directors, but the

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Compensation Committee retains full discretion to determine executive compensation. The Company will make enhanced disclosures in future filings to clarify that the Compensation Committee retains discretionary authority and to describe any discretionary authority actually exercised by the Compensation Committee.

*             *             *             *             *

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact any of Dan Kelly of Davis Polk, the Company’s outside securities counsel, at (650) 752-2001 or by facsimile at (650) 752-3601; David Carpenter at (915) 543-5945; or Mary Kipp, Senior Vice President, General Counsel and Chief Compliance Officer, at (915) 543-5776.

Sincerely,

/s/ DAVID G. CARPENTER
David G. Carpenter
Senior Vice President – Chief Financial Officer

cc:	David W. Stevens
Chief Executive Officer

Mary Kipp
Senior Vice President, General Counsel
and Chief Compliance Officer

Daniel G. Kelly, Jr.
Davis Polk & Wardwell LLP